Andy Tung Work History

Andy Tung has a tech and fintech VC - QBN Capital. Andy is former CEO of Orient Overseas Container Lines (OOCL), a business which his family exited in 2018. He has extensive operating experience in international transportation, and has been an important figure in the trade and logistics sectors for many years. In addition to his involvement in QBN, Andy also serves on the boards of Standard Chartered Bank (Hong Kong) Limited, Cathay Pacific Airways, and Orient Overseas International Limited in Hong Kong. We can consider he has been at all of these roles for 3 years.